Filed by ITC Holdings Corp. Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed pursuant
to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: ITC Holdings Corp.
Commission File No. 001-32576

Arkansas Cities July 26, 2013

Safe Harbor Language & Legal Disclosure 2 ITC Forward-Looking Information This document and the exhibits hereto contain certain statements that describe ITC Holdings Corp. (“ITC”) management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document, in the prospectus included in the registration statement on Form S-4 that was filed by ITC with the SEC in connection with the proposed transactions): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (B) the ability to obtain the required financings; (C) delays in consummating the transaction or the failure to consummate the transactions; and (D) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements. Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise. The transaction is subject to certain conditions precedent, including regulatory approvals and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Safe Harbor Language & Legal Disclosure 3 Entergy Forward-Looking Information In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s most recent Annual Report on Form 10-K , any subsequent Quarterly Reports on Form 10-Q , and other filings made by Entergy with the SEC; (ii) the following transactional factors (in addition to others described elsewhere in this communication, in the prospectus included in the registration statement on Form S-4 that was filed by ITC with the SEC in connection with the proposed transactions) involving risks inherent in the contemplated transaction, including: (1) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (2) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (3) the ability of Entergy, Mid South TransCo LLC (“TransCo”) and ITC to obtain the required financings, (4) delays in consummating the transaction or the failure to consummate the transaction, and (5) exceeding the expected costs of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Safe Harbor Language & Legal Disclosure 4 Additional Information and Where to Find It ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement was declared effective by the SEC on Feb. 25, 2013. ITC is also expected to file a post-effective amendment to the above registration statement. ITC shareholders are urged to read the prospectus included in the ITC registration statement (and the post-effective amendment to the ITC registration statement, when available) and any other relevant documents because they contain important information about TransCo and the proposed transactions. In addition, on July 24, 2013, TransCo filed a registration statement on Form S-4/S-1 (Registration No. 333-190094) with the SEC registering the offer and sale of TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement includes a prospectus of TransCo related to the proposed transactions. Entergy will file a tender offer statement on Schedule TO with the SEC related to the exchange of shares of Entergy common stock for the TransCo common units. Entergy shareholders are urged to read the prospectuses included in the ITC registration statement (and the post-effective amendment to the ITC registration statement, when available), the Transco registration statement, the tender offer statement on Schedule TO (when available) and any other relevant documents because they contain important information about ITC, TransCo and the proposed transactions. The registration statements, prospectuses, tender offer statement and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

Benefits of the ITC/EAI Transaction 5 Increased transmission investment in EAI service area Results in improved reliability, reduced transmission congestion and resulting costs, and improved access to markets for EAI customers Independent ownership of transmission eliminates any perception of bias in transmission planning and operation Increased service quality due to ITC’s singular focus on transmission Expected to provide benefits through improved reliability and reduced cost of operations Lower interest cost on debt due to the financial strength and credit quality of ITC ITC’s increased buying power ITC’s sound storm response

ITC/Entergy Amended Proposed Commitments EAI 6 “ Actual WACC Effects” means the difference in EOC retail WACC as of December 5, 2011 and actual ITC WACC applied to the ITC Rate Base and adjusted for each EOC retail impact only • Fundamental shift in rate mitigation construct to ensure customer protection - ITC and energy bear risk until benefits of ITC owner are calculated and demonstrated - must deliver tangible and quantifiable benefits • Requires ITC and Entergy to demonstrate that the annual benefits of the transaction exceed the annual actual WACC Effects* of ITC ownership • Customers continue to receive rate mitigation until such time as the annual benefits of ITC’s ownership (as determined through independent 3rd party assessment) exceeds the annual WACC effects

Rate Mitigation Plan Annual rate mitigation funds for first 5 years is based on estimated retail WACC effects EAI: $127.5 million (combination of wholesale rebates and retail bill credits) Benefit test will be conducted in year 5 If the annual benefits under ITC ownership exceeds the annual Actual WACC Effects, rate mitigation ceases If annual benefits under ITC ownership are less than annual Actual WACC Effects, rate mitigation continues until such time as annual benefits exceed the annual Actual WACC effects Future rate mitigation will reflect the portion of the WACC effects not offset by the benefits achieved under ITC ownership Entergy’s responsibility for sharing in rate mitigation ceases at end of year 20 7 ITC/Entergy Amended Proposed Commitments EAI

Rate Mitigation Plan (cont.) If at the end of year 5, the annual benefits of ITC ownership are not found to exceed the annual Actual WACC Effects, ITC will perform subsequent benefits test(s) for any annual period, at its discretion If annual WACC effects exceeds annual benefits in any measurement period, a true-up calculation will be made Additional rate mitigation will be provided if actual Annual WACC Effects less demonstrated annual benefits exceed rate mitigation provided Other commitments and conditions to address transmission planning, jurisdictional oversight, regulatory relations, information requests and other identified concerns of the parties 8 ITC/Entergy Amended Proposed Commitments EAI

Three Components of Benefits Test: Improved System Performance Improved System Economics Not Readily Quantifiable Benefits <=45% weight No limitation =10% weight Outage Frequency Outage Duration Asset Care Plan Congestion and Fuel Savings Reduction in Operating Reserves Reduction in Reserve Margin Reduction in T-Line Losses Storm Hardening Economic Development Jobs Community partner Increased load serving capability Reduced CO2 emissions Etc. 9 ITC/Entergy Amended Proposed Commitments Benefits Test

ERSC (or successor) and ITC will mutually agree on the selection of independent 3rd party evaluator to conduct Benefits Test Independent 3rd party evaluator will conduct Benefits Test in year 5 ITC will submit results of Benefits Test to each jurisdiction If annual benefit calculation exceeds annual Actual WACC Effects, rate mitigation ends If annual benefit calculation is less than annual Actual WACC Effects, rate mitigation of the WACC effects continues (net of the percentage of annual Actual WACC Effects offset in the benefit calculation) ITC may conduct additional Benefits Test(s) for any future annual period in order to demonstrate that annual benefits exceed annual WACC effects If met, rate mitigation would cease If not met, rate mitigation of the WACC effects continues (net of the percentage of annual Actual WACC Effects offset in the last benefit calculation) 10 ITC/Entergy Amended Proposed Commitments Benefits Test

File storm plans with the APSC and conduct annual joint storm drills File vegetation management plans with the APSC Most Favored Nations Clause ITC will operate in full compliance with all applicable legal and regulatory requirements Access to ITC books and records Designated ITC representative Commitment to review any future rate filings in advance with APSC Funding of necessary APSC litigation expenses to participate in ITC related matters Abide by all applicable MISO conditions, subject to certain restrictions Open, transparent, information sharing on capital investment program and rate posting Solicit input and collaborate with APSC on future transmission needs Abide by state certification and siting authority Submit report on transmission system needs, including congestion study Commitment to local presence, use of local workforce, and civic and charitable support No recovery of Goodwill No recovery of ITC transaction costs, unless approved by FERC No recovery of Entergy incremental costs associated with transaction APSC will determine ratemaking mechanism for EAI’s recovery of ITC costs 11 ITC/Entergy Amended Proposed Commitments Other

ITC/Entergy Amended Proposed Commitments Addresses Key Stakeholder Concerns The settlement proposal protects customers through ongoing rate mitigation and true-up until such time there is a demonstration of benefits under ITC ownership, validated by an independent 3rd party Customers will achieve and realize system performance improvements, improved system economics and other not easily quantifiable benefits ITC and Entergy committed to ensuring joint coordination and response to catastrophic events Jurisdiction continues to have extensive participation, review and authority, including participation in ITC’s and MISO’s planning processes, siting authority, service quality requirements ITC commitments demonstrate its dedication to work with all stakeholders 12

ITC Corporate Responsibility: Looking Forward to Joining the Arkansas Business Community 13 Environmental Stewardship partnerships: U.S. Environmental Protection Agency (EPA) — SF6 Team Leadership Award U.S. Fish and Wildlife Service — Invasive species control (Phragmites) Arbor Day Foundation —Tree Line USA Utility Michigan Department of Environmental Quality —Clean Corporate Citizen Award Wildlife Habitat Council, Michigan —Wildlife at work Certification Kansas Department of Wildlife and Parks Governor’s Excellence Award –presented to ITC Midwest by lowa’s Dept. National Resources Community relations Through local government and community relations efforts, we dedicated donations that make an impact, supporting communities with sponsorships and donations Charitable giving program Education Environmental Stewardship Social Services Health & Wellness Disaster Relief Support Employee-sponsored Casual for the Cause

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